UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024 (Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On August 4, 2024, Brenmiller Energy Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with Alpha Capital Anstalt (“Alpha”) for a private placement of 1,000,000 ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), at a price of $1.05 per share. The closing of the private placement is subject to certain conditions, including the Company obtaining consent from an existing lender within 90 days of signing the Securities Purchase Agreement. Under the terms of the Securities Purchase Agreement, Alpha will also have the right to make a further investment for 1,000,000 additional Ordinary Shares (or ordinary share equivalents) in the event that the Company’s Ordinary Shares close at or above $2.50 per share within the next 12 months. The Securities Purchase Agreement provides for registration rights for the Ordinary Shares and the Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the Ordinary Shares within thirty (30) days of closing.

The private placement is expected to result in gross proceeds to the Company of approximately $1.05 million. The Company intends to use the net proceeds from the private placement for general corporate purposes, including working capital.

In connection with the private placement, the Company announced that it does not plan to use its “at-the-market” facility to sell its Ordinary Shares into the market for at least as long as the Company’s shares are trading below $2.00 per share.

A copy of the Securities Purchase Agreement is attached hereto as Exhibit 10.1 and incorporated by reference herein. The foregoing summary of the Securities Purchase Agreement the subject to, and qualified in its entirety by reference to, such exhibit.

In addition, on August 5, 2024, the Company announced the appointment of Messrs. Zvi Joseph and Miki Korner to the Company’s Board of Directors (the “Board”) effective on August 14, 2024, filling vacancies to be created as a result of the resignations of two current directors as will be later determined by the Board.

Mr. Zvi Joseph, age 58, has a diverse work experience spanning multiple industries. Since 2005 Mr. Joseph has served as Deputy General Counsel of Amdocs, Inc. Mr. Joseph has acted as an Independent Director of AYRO, Inc. a technology company which designs and manufactures compact, sustainable electric vehicles for closed campus mobility, low speed urban and community transport, local delivery and government use, since 2020. From 2018 to 2020, Mr. Joseph served as an Independent Director for DropCar, Inc, which offers a cloud-based platform and mobile app that helps consumers and automotive-related companies access garages. Mr. Joseph holds a Bachelor of Arts degree from New York University and a Juris Doctor from Fordham University School of Law. Mr. Joseph obtained the NACD Directorship Certification® from the National Association of Corporate Directors (NACD) in April 2022.

Mr. Miki Korner, age 62, is an expert in energy and environmental consulting, and has been owner and Chief Executive Officer of M. Korner Ltd., since 2010, a consulting company with a focus on techno-economics, business strategy, regulation, and business evaluations, as well as a provider of studies and reports on energy and environmental issues. Mr. Korner has extensive experience working for entrepreneurs, energy companies and financial institutions in both the public and private sectors. From 2021 to present, Mr. Korner has acted as a board observer to Flowlit Ltd., a technology company, which developed an optical and non-invasive technology for highly accurate measurements of fluid flow-rates in pipes, while enabling simultaneously to monitor the density and size distribution of particles in the measured flow. Mr. Korner holds an M.B.A. from the Recanati Business School at Tel Aviv University in Israel, including completion of a multinational management program from the Wharton School of the University of Pennsylvania, and a B.Sc. in Mechanical Engineering from Tel Aviv University.

The Company’s press releases dated August 5, 2024, announcing the pricing of the private placement and directors’ nominations are attached hereto as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report including Exhibit 10.1, Exhibit 99.1 and the first, second, third and sixth paragraphs and the section titled “Forward-Looking Statements” of Exhibit 99.2, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.

10.1	Private Placement Agreement.
99.1	Press Release issued by Brenmiller Energy Ltd. on August 5, 2024 titled “Brenmiller Energy Announces Pricing of $1.05 Million Private Placement with Existing Institutional Shareholder”.
99.2	Press Release issued by Brenmiller Energy Ltd. on August 5, 2024 titled “Brenmiller Energy Announces Two New Members to be Appointed to its Board of Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 5, 2024	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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